Mizati Luxury Alloy Wheels, Inc.
19929 Harrison Avenue,
Walnut, CA 91789
T: 909 839 5118  F: 909 839 5119

July 19, 2010

Mr. Max Webb
Assistant Director
United States Securities and Exchange Commission
Washington, DC 20549

               Re:    Mizati Luxury Alloy Wheels, Inc.
                         Form 10
                         Filed March 31, 2010
                         File No. 000-53509

Dear Mr. Webb,

We are in receipt of your letter dated July 2, 2010 regarding the above referenced filing and the following are our responses:

General

1.
Please note your Form 10 filed March 31, 2010 became automatically effective 60 days after filing, or on May 30, 2010. Upon effectiveness, you became subject to the reporting requirements of the Securities Exchange Act of 1934, even though we have not cleared comments. Please note that you should file quarterly and annual results in accordance with the timetables set forth in the Securities Exchange Act of 1934 on Forms 10-Q and 10-K, as appropriate.

ANSWER:	Noted.

2.
Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note that, as addressed specifically in our comments below, several of your responses indicate that you have revised your document; however, it appears the proposed revisions were omitted from the final version you filed on EGDAR.

ANSWER:	Noted.

Description of Business, page 3

3.
We note your response to our prior comment 3 and reissue in part. Please revise the third full sentence to state that you “hope” to expand your network with China and elsewhere as you do not currently have arrangements to do so.

ANSWER:
As advised, we have revised our disclosure as follows, “we hope to expand our network with China, the Pacific Rim and Europe in design trends as well as enhanced production capacity which we do not currently have arrangements to do so, with China, the Pacific Rim and Europe in design trends as well as enhanced production capacity.”

4.	We note your response to our prior comment 4 and reissue as we are unable to locate the revised disclosure in your amendment.

ANSWER:
As advised, we have revised our disclosure on page 3 as follows, “Currently, we will not be able to solicit new business to auto manufacturers due to the following 2 main reasons.  First, auto manufacturers might not consider working with us before we are traded at the OTCBB; and secondly, we do not have the proper funding to venture into this direction.  If the above both conditions improve, we are hoping in one to two years timeframe to land an auto manufacturer business.”

Products, page 4

5.	We note your response to prior comment 6 and reissue as we are unable to locate the revised disclosure.

ANSWER:	As advised, we have revised our disclosure on page as follows, “We have our first 2010 new wheel design, “Carlos” arrived in our warehouse during end of March 2010 and has been selling to customers”.

Distribution, page 5

6.	We note your response to our prior comment 7 and reissue as we are unable to locate the revised disclose. Include this disclosure here and in your MD&A section.

ANSWER:	As advised, we have revised our disclosure on page 5 and in our MD&A as well, “Currently we do not have any exclusivity agreements with distributors”.

7.	We note your response to our prior comment 8 and reissue in part the second sentence of your proposed revision was not incorporated into the amendment.

ANSWER:	As advised, we have incorporated the second sentence into the amendment as follows, “Currently due to the uncertainties in our economy, we do not have any outside sales forces in place”.

8.
We note your response to our prior comment 8. Revise the sixth sentence of the second paragraph to disclose that you “hope” to have an outside sales force as your response to our comment implies this is currently an aspirational goal.

ANSWER:	As advised, we have revised our disclosure as follows, “As we hope to have an outside sales force nationwide over the next couple years, we hope to be able to penetrate into new markets”.

9.
Also, disclose that you may not be able to implement an “aggressive” commission system unless your customers are willing to pay more for your products to cover the cost. We note in this regard your disclosure in the MD&A section.

ANSWER:
As advised, we have revised our disclosure as follows, “Again, we may not be able to implement an aggressive commission system unless our customers are willing to pay more for our products to cover the cost”.

Trademark/Brand Recognition, page 5

10.	Please update your discussion in the last three sentences of this paragraph.

ANSWER:
As advised we have revised our disclosure as follows, “Due to the low buying capabilities from our customers from the beginning of year 2010, it does not justify to launch any marketing plan to promote brand recognition”.

Liquidity and Capital Resources, page 10

11.	Discuss here the funds necessary and sources to satisfy your obligations under the legal settlements discussed on page 18.

ANSWER:
As advised we have revised our disclosure as follows, “Any necessary additional funds from the largest shareholder and Chief Executive Officer of the Company should include also the consideration of satisfying our obligations under the legal settlement discussed on page 18.  The amount of the legal settlement on page 18 called for a total of $29,000 to be fully paid from the period of February 2010 to March 2012.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the years Ended December 31, 2009 and 2008

Setting, General, and Administrative Expenses, page 12

12.	Please tell us how you recorded $0 property taxes in 2009 versus $15,146 in 2008.

ANSWER:
The Company incurred property taxes in 2008 when the Company still owned the two buildings, which were sold in June and September 2008, respectively.  Property taxes associated with the two buildings had been prorated and paid upon closing the escrows.  Since September 2008, the Company has been renting instead of owning office and warehouse for its operations.  As such, no property tax was incurred in 2009.

Liquidity and Capital Resources, page 13

13.
We note your response to our previous comment 13. Please tell us how, if your original estimate of useful life of fixed assets is correct, you expect no increase in repair costs over the next few years given the fact that you do not expect to replaces these fully depreciated assets in the near term. Please also address in your response why you believe your original estimates were correct.

ANSWER:
We have revised our disclosure to state that due to the continuous slow-down as observed in the Company’s business and as part of our cost reduction policy, the Company does not expect to incur more than $1,500 in capital expenditures for repairing or replacing aging fixed assets in the following twelve months.  Our original estimates of useful lives were properly made several years ago when we were observing good sales volume and growth in our business, as well as higher employee headcount at that time.  Our only vehicle, a cargo van, has been in limited use since the second half of 2008 because of the significant slow-down in our business.  Because of reduction in our employee headcount since 2008, the utilization and possible damage of our office furniture and equipment have also decreased.  Additionally, our fixed assets are regularly and well maintained by our staffs.  Therefore, we are not expecting significant amount of repair or replacement in the near term.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

14.	Please revise to present ownership information as of the most recent practicable date.

ANSWER:	As advised we have revised to present ownership information as of July 12, 2010.

Item 8. Legal Proceedings, page 17

15.	Please revise the discussion of the Mission BP, LLC action to clarify whether you have actually made the required settlement payments as of the most recent practicable date.

ANSWER:
As advised we have revised our disclosure as follows, “Currently we are in compliance with the payment arrangements.  Our first payment of $2,000 was made on February 16, 2010 before it was due on February 28, 2010.  We paid $1,000 each month on the following dates: March 29, April 26, May 31, and June 28, 2010.”

Item 9. Market for Common Equity, page 18

16.
We note your response to prior comment 15. Revise to include this number in your Form 10. In your revised disclosure, please refrain from referring to the shares as “free-trading.” See the letter dated January 21, 2000 to Ken Worm, Assistant Director of OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

ANSWER:	As advised, we have included the number into our Form 10 as follows, “Amount of Common Equity which could be sold pursuant to Securities Act Rule 144 is 198,350 shares as of July 12, 2010.”

Item 10. Recent Sales of Unregistered Securities, page 19

17.	We note your response to prior comment 16 and reissue. File the agreement as an exhibit to your next amended registration statement.

ANSWER:	As advised, we have filed the agreement as exhibit 10.1 with this amended registration statement.

Financial Statements

Unaudited Financial Statements

Note 2. Going Concern, page F-5

18.	Refer to paragraph two of this note. The final five sentences in the paragraph appear to repeat the same disclosure contained in the first five sentences of the paragraph. Please revise or advise.

ANSWER:	We have revised and removed the redundant final five sentences in this paragraph as noted.

Note 6, Inventories, page F-11

19.
We note that you have recorded a $44,618 “recovery of reserve for inventory valuation” as other operating income in the current quarter. Your accounting does not appear to comply with FASB ASC 330-10-35-14 or with SAB Topic 5BB.  If you continue to believe that your methodology is appropriate, please explain it in further detail. In addition, please provide us with your basis in GAAP for your conclusion. We may have further comments upon review of your response.

ANSWER:
We noted that we have incorrectly recorded the $44,618 as recovery of reserve for inventory valuation, given that the losses from the write-down were recorded at the close of the prior year which shall not be recovered in the current interim period in the different fiscal year from the prior year.  We also incorrectly recorded $44,618 of the cost of inventory as cost of goods sold, which should be zero provided that the cost of those inventories had been fully written down.  Therefore, we have revised the disclosure in this Note 6, the unaudited statement of operations and statement of cash flows for the three months ended March 31, 2010, as well as the results of operations under our MD&A to reflect such modifications.

Note 9. Lines of Credit, page F-12

20.
We note that the terms of the loan from East West Bank were revised on February 17, 2010. If you were unable to comply with existing from covenants, please disclose this fact in your footnote. In addition, please expand your MD&A disclosure (page 10) to describe the loan revision. The reasons for the revision should be explained as well. Finally, as the final loan payment is due August 31, 2010, please specifically address this fact in the going concern section of Liquidity and Capital Resources on page 11.

ANSWER
The loan from East West Bank since April 2008 is not subject to covenants that may restrict the availability of the funds.  Hence, we have added such disclosure.  We have also expanded our MD&A disclosure to describe the loan revision, and stated the reasons for the revision of the terms.  As suggested, we have also addressed the final payment due August 2010 at the end of the going concern section of Liquidity and Capital Resources by disclosing our recent negotiations with East West Bank to revise and extend such payment.

Audited Financial Statements

Statements of Operations, page F-4

21.
Your response to our previous comment 17 and your presentation in Note 16 on page F-22 appears to indicate you planned to revise the presentation on the face of the statement of operations in accordance with our comment; however, your actual presentation here does not appear to have been modified. The related reference in the statement of cash flows requires revision as well. Please revise or advise.

ANSWER:	We have revised the presentation on the face of the statement of operations and statement of cash flows in accordance with Note 16.

22.
Refer to our previous comments 20 and 21. The existence of intangible assets subject to amortization necessitates the performance of an impairment analysis as stated in FASB ASC 350-30-35-14 on both annual basis and when events or circumstances indicate impairment may exist. The remaining useful lives of these assets should be evaluated each reporting period as well. Compliance with this guidance, regardless of quantitative impact, is qualitatively material and therefore necessary under SAB Topic 1M. Further, we would expect you to comply with your stated accounting policy. If your elect to recognize these patents and trademarks as assets at each balance sheet date, you must be able to demonstrate that the carrying amounts of these assets exceed their fair values. As such, we reissue our pre vinous comments 21 and 21. Please provide us with a summary of the latest impairment analysis on intangible assets you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Please Also compare the forecasted assumptions in the 2008 impairment analysis with your actual results through fiscal 2009. If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period. IN addition, please provide us with, and consider expanding your disclosures in future filings to quantify, the percentage by which fair value exceeded carrying value as of the date of the most recent test.

ANSWER:
We have revised our financials and assessed 100% impairment of intangible assets for the fiscal year 2008, providing that it was not deemed cost beneficial for the Company to perform such analysis.  Amortization expense recorded in 2009 and the first quarter of 2010 have also been removed.  Any related disclosures and MD&A have also reflected such change.

23.
Please confirm to us that, when approval is received for the reverse split, you will retrospectively restate your financial statements to give effect to the reverse split in accordance with SAB Topic 4C.

ANSWER:	As advised, we have retrospectively restated our financial statements and throughout this amendment to give effect to the reverse split after receiving the approval notice from FINRA on July 12, 2010.

Note 9. Lines of Credit, page F-13

24.
Refer to our previous comment 22. Please expand your disclosures to address interest payable currently and to explain how it is computed. In this regard, your footnote states that interest is payable monthly “until March 2008.” Please revise to clarify how interest is computed subsequent to that date. We assume that you continue to pay it each month.

ANSWER:
In our existing disclosures, we have also stated that the line of credit “renews automatically on an annual basis”.  To avoid confusion, we have revised the disclosure to state that “Under the terms of the credit agreement, interest is payable monthly at annual rate of the prime rate as published in The Wall Street Journal from time to time plus 3%, which was approximately 7.00-10.00% per annum for the years ended December 31, 2009 and 2008.  The line of credit was unsecured, and renews automatically on an annual basis subsequent to March 2008 with the same interest rate term which is payable on or around the 15th each month.”  Since the interest payable for half month is only approximately $260, which appears immaterial, we recorded interest expense upon making monthly payment and no such accrual was recorded.

 The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MIZATI  LUXURY ALLOY  WHEELS,  INC.

By:    /s/ Hazel Chu
Hazel Chu
President and Chief Executive Officer